Exhibit 99.1

FOR IMMEDIATE RELEASE

November 27, 2023

First Busey Corporation and Merchants and Manufacturers Bank Corporation to Merge

First Busey Expands Market Presence in Chicago MSA and

Adds Life Equity Loan® Products to Suite of Services

CHAMPAIGN, IL and OAKBROOK TERRACE, IL—First Busey Corporation (“Busey”) (NASDAQ:BUSE), the holding company for Busey Bank, and Merchants and Manufacturers Bank Corporation (”M&M”), the holding company for Merchants & Manufacturers Bank (“M&M Bank”), today jointly announced the signing of a definitive agreement pursuant to which Busey will acquire M&M Bank through a merger transaction. The partnership will enhance Busey’s growing suburban Chicago market presence by expanding the company’s deposit market share in DuPage and Will Counties, while bolstering its commercial banking relationships and wealth management capabilities.

Under the terms of the merger agreement, M&M’s stockholders will have the right to elect to receive either $117.74 in cash, 5.7294 shares of Busey common stock, or mixed consideration of $34.55 in cash and 4.0481 shares of Busey common stock. Shareholder elections are subject to proration such that total consideration consists of approximately 71% Busey common stock and 29% cash, as further defined in the merger agreement. Based upon Busey’s 20-day volume-weighted average closing price as of November 24, 2023, the aggregate implied transaction value is approximately $41.6 million. The transaction is expected to close in second quarter 2024, subject to customary closing conditions and required approvals, including the approval of M&M’s stockholders of the transaction.

It is anticipated M&M Bank will be merged with and into Busey Bank at a date following the completion of the merger. At the time of the bank merger, M&M Bank banking centers will become branches of Busey Bank. The combined pro forma franchise will serve customers through more than 60 full-service locations, including 21 in Central Illinois markets, 18 in suburban Chicago markets, 20 in the St. Louis metropolitan area, one in Indianapolis and three in Southwest Florida. The pro forma organization will have combined assets of $12.7 billion, $8.3 billion in gross loans, $10.7 billion in deposits and over $11.5 billion in wealth assets under care.

M&M Bank was founded in 1969 as a locally-owned bank valuing its roles and responsibilities as a community bank, bringing a focused expertise in business banking. M&M Bank currently employs over 50 associates and has five locations in DuPage and Will Counties, including three in Joliet, one in Channahon and one in Oakbrook Terrace. M&M continues to be dedicated to its founding principles by being actively involved in the communities it serves and providing unparalleled service delivered by experienced local professionals.

Busey Chairman, President and Chief Executive Officer Van A. Dukeman said, “Being a strong, local bank for the communities we serve is important to both Busey and M&M, and thanks to outstanding associates, we both have been successful growing our companies. With a collective, focused expertise in well-capitalized banking—built on the foundational principles of community banking—our combined franchise will pair Busey’s regionalized approach with M&M’s Life Equity Loan® products and commercial lending expertise to provide clients with personalized solutions.”

M&M Chief Executive Officer and Director Brad W. Butler shared, “Busey and M&M have been active community banks for a combined 200-plus years, founded on the ideals of premier, personal service provided by outstanding, local associates. We believe Busey is the right strategic partner to continue M&M Bank’s customer- and community-focus. We are pleased our customers will continue to experience tremendous, personalized service following the merger with Busey, while benefitting from an expanded array of sophisticated commercial, consumer and wealth management services and capabilities.”

Both companies support and value an engaged and empowered workforce and are committed to building a premier, service-oriented, community banking experience. Busey has been named among American Banker’s Best Banks to Work For since 2016; voted as one of the Best Places to Work in Illinois by associates since 2016; listed among 2022 and 2023’s America’s Best Banks by Forbes—in addition to various wellness, training and development, philanthropic and other workplace awards.

Barack Ferrazzano Kirschbaum & Nagelberg LLP served as legal counsel to Busey. ArentFox Schiff LLP served as legal counsel and Keefe, Bruyette & Woods, Inc., a Stifel Company served as financial advisor to M&M.

Investor Presentation

For additional information on First Busey Corporation’s planned acquisition of Merchants and Manufacturers Bank Corporation, please refer to the Investor Presentation furnished via Form 8-K on November 27, 2023, in connection with this press release.

About First Busey Corporation

As of September 30, 2023, First Busey Corporation (Nasdaq: BUSE) was a $12.26 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, a wholly-owned bank subsidiary of First Busey Corporation, had total assets of $12.23 billion as of September 30, 2023, and is headquartered in Champaign, Illinois. Busey Bank currently has 46 banking centers serving Illinois, eight banking centers serving Missouri, three banking centers serving southwest Florida, and one banking center in Indianapolis, Indiana.

Through Busey’s Wealth Management division, Busey provides asset management, investment, and fiduciary services to individuals, businesses, and foundations. Assets under care totaled $11.55 billion as of September 30, 2023.

Busey Bank’s wholly-owned subsidiary, FirsTech, specializes in the evolving financial technology needs of small and medium-sized businesses, highly regulated enterprise industries, and financial institutions. FirsTech provides comprehensive and innovative payment technology solutions including online, mobile, and voice-recognition bill payments; money and data movement; merchant services; direct debit services; lockbox remittance processing for payments made by mail; and walk-in payments at retail agents. Additionally, FirsTech simplifies client workflows through integrations enabling support with billing, reconciliation, bill reminders, and treasury services. More information about FirsTech can be found at firstechpayments.com.

Busey Bank is honored to be named among America’s Best Banks by Forbes magazine for the second consecutive year. Ranked 26th overall in 2023, compared to 52nd in last year's rankings, Busey Bank was once again the top-ranked bank headquartered in Illinois. Additionally, for the first time in 2023, Busey was named among DiversityInc’s Top Regional Companies. The DiversityInc Top 50 survey is the external validator for large U.S. employers that model fairness in their talent strategy, workplace and supplier diversity practices, and philanthropic engagement. We are honored to be consistently recognized nationally and locally for our engaged culture of integrity and commitment to community development.

For more information about Busey Bank, visit busey.com.

About Merchants and Manufacturers Bank Corporation

Merchants and Manufacturers Bank Corporation is the holding company for Merchants and Manufacturers Bank, a privately held, locally owned and operated bank established in 1969 – currently with over 50 associates and five branch locations in the Chicago-Naperville-Elgin, IL-IN-WI Metropolitan Statistical Area (MSA). Merchants and Manufacturers Bank focuses on serving privately held manufacturers and distributors and select service businesses, particularly in the Greater Chicago area. The bank provides a range of financial services and has developed a unique Life Equity Loan® program.

CONTACTS:

Jeffrey D. Jones, EVP & CFO	Amy L. Randolph, EVP & COO
First Busey Corporation	First Busey Corporation
(217) 365-4500	(217) 365-4500
jeff.jones@busey.com	amy.randolph@busey.com

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Busey and M&M. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and M&M’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither Busey nor M&M undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and M&M to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and M&M will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of M&M with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of M&M’s stockholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the Israeli-Palestinian conflict); (x) changes in state and federal laws, regulations, and governmental policies concerning Busey’s or M&M’s general business (including changes in response to the recent failures of other banks); (xi) changes in accounting policies and practices; (xii) changes in interest rates and prepayment rates of Busey’s or M&M’s assets (including the impact of the London Interbank Offered Rate phase-out and the recent and potential additional rate increases by the Federal Reserve); (xiii) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or associates; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of M&M and the performance of M&M’s Life Equity Loan® business; (xviii) unexpected outcomes of existing or new litigation involving Busey or M&M; (xix) fluctuations in the value of securities held in Busey’s or M&M’s securities portfolio; (xx) concentrations within Busey’s or M&M’s loan portfolio, large loans to certain borrowers, and large deposits from certain clients; (xxi) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (xxii) the level of non-performing assets on Busey’s or M&M’s balance sheets; (xxiii) interruptions involving information technology and communications systems or third-party servicers; (xxiv) breaches or failures of information security controls or cybersecurity-related incidents; and (xxv) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, are included in Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of M&M that also constitutes a prospectus of Busey, which will be sent to the stockholders of M&M. M&M’s stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, M&M and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Busey and M&M can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to First Busey Corporation, Attention: Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4630, or from M&M, upon written request to Merchants and Manufacturers Bank Corporation, Attention: Brad Butler, 25140 W. Channon Dr., P.O. Box 200, Channahon, Illinois 60410 or by calling (630) 575-9700.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

Busey, M&M and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2023 Annual Meeting of Stockholders filed with the SEC on April 14, 2023. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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